SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SITEWORKS BUILDING AND DEVELOPMENT CO.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

829 81V 40 9
(CUSIP Number)

Mr. C. Michael Nurse
Siteworks Building and Development Co.
2534 N. Miami Ave
Miami, FL 33127
Telephone: (305) 857-3700
_____________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 829 81V 40 9

______________________________________________________________________________________
(1)   Names of Reporting Persons.                            I.R.S. Identification Nos. of Above Persons (entities only)

       C. Michael Nurse ____________________________________________________________

(2)	Check the Appropriate Box if a Member	(a)
	of a Group	(b)

       Not applicable__________________________________________________________________
(3)     SEC Use Only

_____________________________________________________________________________________
(4)     Source of Funds

       OTCBB (Stock Exchange)_____________________________________________________________
(5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       ______________________________________________________________________________
(6)     Citizenship or Place of Organization

       United States__________________________________________________________________

Number of Shares	(7) Sole Voting Power:
Beneficially Owned	30,450,007 shares of Common Stock
by Each Reporting	5,100,000 shares of Preferred "A" Stock
Person With	(8) Shared Voting Power
	*	N/A

(9) Sole Dispositive Power
30,450,007 shares of Common Stock

(10) Shared Dispositive Power
N/A

       ____________________________________________________________________________
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

       30,450,007 shares of Common Stock______________________________________________

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       N/A_________________________________________________________________________
(13)   Percent of Class Represented by Amount in Row (11)

       32% of Common Stock_______________________________________________________
(14)     Type of Reporting Person

       Individual

ITEM 1.     SECURITY AND ISSUER

       This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of Siteworks Building and Development, Co.. (the "Issuer"), a Florida corporation which has its principal executive offices at 2534 N. Miami Ave, Miami, Florida 33127.

ITEM 2.     IDENTITY AND BACKGROUND

       This statement relates to the securities of the Issuer that were acquired by C, Michael Nurse ("Mr. Nurse") whose principal business is real estate development and construction.

       Mr. Nurse has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

       Mr. Nurse is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Mr. Nurse acquired 450,007 shares of the Common Stock, $.001 par value, of the Issuer on approximately February 3, 2003 as a result of corporate documents identifying Mr. Nurse and the only Officer / Director of the company and majority shareholder..

       On May 5, 2005 Mr. Nurse acquired an additional 30,000,000 "founder" shares of Common Stock according to the corporate bylaws of the company whereby Mr. Nurse is assured a majority of the voting shares of the company.

       On May 15, 2005, Mr. Nurse acquired 5,100,000 "founders" shares of convertible preferred series A shares, with voting rights of (1) one preferred share equivalent to 300 common ,of the company according to a corporate resolution of the Issuer.

ITEM 4.     PURPOSE OF TRANSACTION

       The purpose of the acquisition of the securities of the Issuer by Mr. Nurse was for investment purposes.

       (a)     There are no tentative plans or proposals to acquire additional securities of the Issuer, or the disposition of securities of the Issuer; except that Mr. Nurse has a contract with the Issuer that provides that his percentage of stock ownership (51%) of the Company will not be diluted and that he shall receive additional shares of Common Stock in the event that the Issuer issues new securities.

       (b)     There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

       (c)     There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

       (d)     There are no plans to change the board of directors, or changing the total authorized number of directors on the Board of Directors, or any change of their term of office.

       (e)     There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

       (f)     There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

       (g)     There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

       (h)     There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from over-the-counter bulletin board market.

       (i)     There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

       (j)     There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

       (a)     As of the date hereof, Mr. Nurse is the beneficial owner of 30,450,007 shares of the Common Stock of the Issuer and 5,100,000 shares of the Preferred "A" stock of the Issuer.

       (b)     Mr. Nurse has the sole power to vote and to dispose of the securities of the Issuer described herein.

       (c)      No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Nurse during the 60 days preceding this purchase except as described in Item 3 hereof.

       (d)     To the best knowledge of Mr. Nurse, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

       (e)     Not Applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2005
By: /s/C. Michael Nurse
C. Michael Nurse